1895 BANCORP OF WISCONSIN, INC.

7001 West Edgerton Avenue

Greenfield, Wisconsin 53220

November 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1895 Bancorp of Wisconsin, Inc.

Registration Statement on Form S-1 (Registration Number 333-227223)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

1895 Bancorp of Wisconsin, Inc., a federal corporation in formation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 6, 2018 at 10:00 a.m., or as soon thereafter as is practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009 if you have any questions concerning this matter.

Very truly yours,

/s/ Richard B. Hurd
Richard B. Hurd
President and Chief Executive Officer